LEAD INVESTOR



Danielle Ashley

I'm investing in Invincible Entertainment Partners (IEP) due to their track record of delivering content to customers for over 14 years. With strong and consistent leadership that continues to attract attention through their smart distribution deals and who truly understand the entertainment and content distribution space, I feel confident they will only grow. They have a history of establishing strong networks as well as making content available to customers in a way that we demand. With an eye for the future and how content consumption is evolving over time and how companies monetize that content, IEP is well positioned for continued growth.

Invested $1,000 this round